SECURITIES AND EXCHANGE COMMISSION
                      WASHINGTON, D.C.  20549


                           SCHEDULE 13G


             UNDER THE SECURITIES EXCHANGE ACT OF 1934
                        (AMENDMENT NO. 1)*





                   FIRST KEYSTONE FINANCIAL, INC.

                         (Name of Issuer)



                  COMMON STOCK, $.01 PAR VALUE PER SHARE

                      (Title of Class of Securities)


                                320655 10 3

                               (CUSIP Number)




Check the following box if a fee is being paid with the statement [x]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

                         Page 1 of 6 Pages
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CUSIP NO. 320655 10 3                                      Page 2 of 6 Pages

1.        NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          First Keystone Financial, Inc. Employee Stock Ownership Plan Trust

2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a) [  ]
                                                                   (b) [  ]

3.        SEC USE ONLY

4.        CITIZENSHIP OR PLACE OF ORGANIZATION

          United States

5. NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SOLE VOTING POWER

          21,760

6. NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SHARED VOTING POWER

          125,815

7. NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SOLE DISPOSITIVE POWER

          21,760

8. NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SHARED DISPOSITIVE POWER

          125,815

9.        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          147,575

10.       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
          SHARES                                                        [  ]

11.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

          12.0%

12.       TYPE OF REPORTING PERSON

          EP

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CUSIP NO. 320655 10 3                                     Page 3 of 6 Pages

ITEM 1(A) NAME OF ISSUER:

          First Keystone Financial, Inc.

ITEM 1(B) ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICE:

          22 West State Street
          Media, Pennsylvania 19063

ITEM 2(A) NAME OF PERSON FILING:

          First Keystone Financial, Inc. Employee Stock Ownership Plan Trust.

ITEM 2(B) ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

          First Keystone Financial, Inc.
          22 West State Street
          Media, Pennsylvania 19063

ITEM 2(C) CITIZENSHIP:

          United States

ITEM 2(D) TITLE OF CLASS OF SECURITIES:

          Common Stock, par value $.01 per share

ITEM 2(E) CUSIP NUMBER:

          320655 10 3

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULES 13-D(B), OR 13D-2(B), CHECK WHETHER THE PERSON FILING IS A:

          [ ] Employee Benefit Plan, Pension Plan Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974.

ITEM 4.   OWNERSHIP.

          (a)  Amount beneficially owned:

               147,575
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CUSIP NO. 320655 10 3                                     Page 4 of 6 Pages

          (b)  Percent of class:

               12.0%

          (c)  Number of shares as to which such person has:

          (i)  Sole power to vote or to direct the vote                 21,760
          (ii) Shared power to vote or to direct the vote              125,815
          (iii)Sole power to dispose or to direct the disposition of    21,760
          (iv) Shared power to dispose or to direct the disposition of 125,815

          The First Keystone Financial, Inc. Employee Stock Ownership Plan Trust ("Trust") was established pursuant to the First Keystone Financial, Inc. Employee Stock Ownership Plan ("ESOP"). Under the terms of the ESOP, the Trustees must vote the allocated shares held in the ESOP in accordance with the instructions of the participating employees. Unallocated shares held in the ESOP will be voted by the ESOP Trustees in the same proportion for and against proposals to stockholders as the ESOP participants and beneficiaries actually vote shares of Common Stock allocated to their individual accounts. Any allocated shares which either abstain on the proposal or are not voted will be disregarded in determining the percentage of stock voted for and against each proposal by the participants and beneficiaries.

ITEM 5.   OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

          Not Applicable.

ITEM 6.   OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

          Edward Calderoni, Edmund Jones and Donald A. Purdy are the trustees ("Trustees") of the Trust created pursuant to the ESOP which holds 147,575 shares of common stock of which 21,600 shares had been or were in the process of being allocated to the accounts of participating employees as of December 31, 1996. The ESOP does not own more than 5% on behalf of another person.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

          Not Applicable.

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CUSIP NO. 320655 10 3                                      Page 5 of 6 Pages

ITEM 8.   IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

          Not Applicable.

ITEM 9.   NOTICE OF DISSOLUTION OF GROUP.

          Not Applicable.

ITEM 10.  CERTIFICATION.

          By signing below, We certify that, to the best of our knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.


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CUSIP NO. 320655 10 3                                       Page 6 of 6 Pages


                             SIGNATURE



     After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this Statement on Schedule 13G is true, complete and correct.


                              FIRST KEYSTONE FINANCIAL, INC.
                               EMPLOYEE STOCK OWNERSHIP PLAN
                               TRUST


Date:  February 14, 1997      By: /S/ EDWARD CALDERONI
                                  --------------------
                                  Edward Calderoni
                                  Trustee for the First Keystone
                                  Financial, Inc. Employee Stock
                                  Ownership Plan Trust



Date:  February 14, 1997      By: /S/ EDMUND JONES
                                  ----------------
                                  Edmund Jones
                                  Trustee for the First Keystone
                                  Financial, Inc. Employee Stock
                                  Ownership Plan Trust



Date:  February 14, 1997      By: /S/ DONALD A. PURDY
                                  -------------------
                                  Donald A. Purdy
                                  Trustee for the First Keystone
                                  Financial Inc. Employee Stock
                                  Ownership Plan Trust